PRICING SUPPLEMENT
------------------                                               Rule 424(b)(3)
(To Prospectus Supplement and Prospectus dated              File No. 333-109802
November 26, 2003)
Pricing Supplement Number: 2362

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                   Due Nine Months or More from Date of Issue

                    Callable Range Notes due March 10, 2014
                                 (the "Notes")
                                  ------------

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the attached Prospectus Supplement. This pricing supplement supplements the attached Prospectus Supplement and Prospectus and supercedes information in such Prospectus Supplement and Prospectus to the extent it contains information that is different from the information in the attached Prospectus Supplement and Prospectus.

     References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying Prospectus Supplement.

Aggregate principal amount.............$10,000,000.

Stated Maturity Date...................March 10, 2014.

Pricing Date...........................February 17, 2004.

Issue Price............................$10,000 per Note.

Original Issue Date....................March 10, 2004.

Interest Rate Basis....................From and including the Original Issue
                                       Date to but excluding March 10, 2007:
                                       (7.10% x Accrual Feature) per annum.

                                       From and including March 10, 2007 to but excluding the Stated Maturity Date:
                                       (12.00% x Accrual Feature) per annum.

Accrual Feature........................The number of calendar days during the applicable Range Period on which LIBOR
                                       with an index maturity of six months
                                       ("LIBOR") remains at or within the Range divided by the number of calendar days during such applicable Range Period. If LIBOR is outside the Range on every day of the Range Period, the Accrual Feature will equal zero.

                                       On each day during the applicable Range
                                       Period, LIBOR shall be determined as
                                       described in the accompanying Prospectus
                                       Supplement.

                                       For those calendar days during the
                                       applicable Range Period that are not
                                       Business Days, for purposes of
                                       determining whether LIBOR is at or
                                       within the Range, LIBOR for such days
                                       shall be deemed to be LIBOR as
                                       determined on the immediately preceding
                                       Business Day.

                                       For purposes of determining whether
                                       LIBOR is at or within the Range on each
                                       calendar day from the seventh Business
                                       Day preceding the end of the applicable
                                       Range Period until the end of such Range
                                       Period, LIBOR for each such day shall be deemed to be LIBOR as determined on such seventh Business Day.

Range Periods..........................From and including an Interest Payment
                                       Date or the Original Issue Date through
                                       but excluding the immediately succeeding
                                       Interest Payment Date or Call Date, as
                                       applicable.



Ranges.................................From and including the Original Issue
                                       Date to but excluding March 10, 2005:
                                       Greater than 0.00% and less than or
                                       equal to 2.50%.

                                       From and including March 10, 2005 to but excluding March 10, 2006: Greater than 0.00% and less than or equal to 4.00%.

                                       From and including March 10, 2006 to but excluding March 10, 2007: Greater than 0.00% and less than or equal to to 5.00%.

                                       From and including March 10, 2007 to but excluding March 10, 2008: Greater than 0.00% and less than or equal to 6.00%.

                                       From and including March 10, 2008 to but excluding March 10, 2009: Greater than 0.00% and less than or equal to 6.50%.

                                       From and including March 10, 2009 to but excluding the Stated Maturity Date:
                                       Greater than 0.00% and less then or
                                       equal to 7.00%.

Redemption at the Option of ML&Co......We may call the Notes on any Interest
                                       Payment Date beginning on June 10, 2004, through and including the Stated Maturity Date (the day on which the call occurs, if any, being the "Call Date") by giving notice to the Trustee of the Notes at least five Business Days prior to the Call Date. The notice to the Trustee will specify the Call Date and Call Price. The Trustee will provide notice of the call election to the registered holders of the Notes, specifying the Call Date and Call Price. If we elect to exercise our call option, the Call Price will be disclosed to the Depository Trust Company ("DTC"), or its nominee, while the Notes are held by DTC as depositary. So long as DTC, or its nominee, is the registered holder of the Notes, notice of our election to exercise the call option will be forwarded as described in the section entitled "Book-Entry Notes" in the accompanying prospectus.

                                       The "Call Price" will equal 100% of the
                                       principal amount of the Notes plus any
                                       accrued but unpaid interest to but
                                       excluding the Call Date.


LIBOR Moneyline Telerate Page..........3750.

Redemption at the Option of
the Holder.............................Not Applicable.

Interest Payment Dates.................Quarterly, on the 10th of March, June,
                                       September and December, commencing June
                                       10, 2004, subject to the modified
                                       following Business Day convention.
                                       Interest will be calculated on the basis of a 360-day year of twelve 30-day months.



Initial Interest Rate..................Calculated as if the Original Issue Date
                                       were an Interest Payment Date.

Maximum Interest Rate..................Not Applicable.

Minimum Interest Rate..................Not Applicable.

Business Days..........................Any day, other than a Saturday or
                                       Sunday, that is neither a legal holiday
                                       nor a day on which commercial banks are
                                       authorized or required by law,
                                       regulation or executive order to close
                                       in The City of New York that is also a
                                       London Banking Day.

Spread.................................Not Applicable.

Spread Multiplier......................Not Applicable.

Calculation Agent......................Merrill Lynch Capital Services, Inc.

                                       All determinations made by the
                                       Calculation Agent will be at the sole
                                       discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

                                       All percentages resulting from any
                                       calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655%
                                       (or .0987655). All dollar amounts used
                                       in or resulting from this calculation
                                       will be rounded to the nearest cent with one-half cent being rounded upwards.

Trustee................................JPMorgan Chase Bank.

Form of Notes..........................Book-entry.

CUSIP number...........................59018YSZ5.

Proceeds to ML&Co......................$10,000,000.

Underwriting Discount..................$0.00.

                                  RISK FACTORS


You may not earn a return on your investment

          You should be aware that if LIBOR is outside of the Range during the applicable Range Period, you will not receive any interest payments on your Notes on the succeeding Interest Payment Date. The possibility exists that LIBOR will be outside of the applicable Range during each and every Range Period, in which case you would not receive any interest payments on your Notes and will only receive the Issue Price of $10,000 per Note at maturity. Therefore, although you have the opportunity to receive a return, you risk a lower return than comparable instruments, or no return at all. As such, the investment may not be suitable for persons unfamiliar with floating rate notes such as those based upon LIBOR, or unwilling or unable to bear the risks associated with an investment in the Notes. Investors should consult their advisers if in any doubt as to the nature of the investment and its suitability for them in the light of their particular circumstances.


The Notes are subject to being called at our option

We may call all of the Notes on any Interest Payment Date beginning June 10, 2004, through and including the Stated Maturity Date. In the event that we elect to call the Notes, you will receive only the Call Price and any accrued and unpaid interest to but excluding the Call Date. Thus, your return may not be greater than other standard debt securities of comparable maturity.

There may be an uncertain trading market for the Notes

          While there have been several issuances of ML&Co.'s Medium-Term Notes, Series C, upon issuance, your Notes will not have an established trading market. We cannot assure you that a trading market for your Notes will ever develop or be maintained if developed. The development of a trading market for the Notes will depend on our financial performance and other factors such as the change in the value of LIBOR. If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

                     UNITED STATES FEDERAL INCOME TAXATION

General

     Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, our counsel, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this Pricing Supplement). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     We do not address all of the tax consequences that may be relevant to an investor. In particular, we do not address:

     o the United States Federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of Notes;

     o the United States Federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of Notes;

     o persons who hold the Notes whose functional currency is not the United States dollar; or

     o any state, local or foreign tax consequences of the purchase, ownership or disposition of Notes.

     Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the Notes in light of your own circumstances.

     A U.S. Holder is a beneficial owner of the Notes who or which is:

     o    a citizen or individual resident of the United States, as defined in
          Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

     o a corporation or partnership, including any entity treated as a corporation or partnership for United States Federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

     o an estate if its income is subject to United States Federal income taxation regardless of its source; or

     o a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of Notes other than a U.S. Holder.

     We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States Federal or other tax laws.

Classification of the Notes

     We have received an opinion from our counsel, Sidley Austin Brown & Wood LLP, that the Notes will be treated as indebtedness for United States Federal income tax purposes and that the Notes will be subject to the special Treasury regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

Accrual of Interest on the Notes

     Pursuant to the terms of the indenture, we and each holder of the Notes agree, for United States Federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States Federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

          (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

          (2)  divided by the number of days in the accrual period; and

          (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

     A Note's issue price is the first price to the public at which a substantial amount of the Notes is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, with respect to the Notes.

     Solely for purposes of applying the CPDI regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of estimates of the quarterly interest payments on the Notes and a payment on the Stated Maturity Date of the principal amount thereof. This represents an estimated yield on the Notes equal to 4.75% per annum, compounded quarterly.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States Federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. U.S. Holders may obtain the comparable yield and the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

     For United States Federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States Federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption

     Generally, the sale or exchange of a Note, or the redemption of a Note for cash, will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on such sale, exchange or redemption, and (b) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, projected to have been made through such date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Treatment of Non-U.S. Holders

     All payments on the Notes made to a Non-U.S. Holder, including any payment of quarterly interest, and any gain realized on a sale or exchange of the Notes (other than income or gain attributable to accrued interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and such other information as the form may require.

     If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States Federal income tax on interest and on any gain realized on the sale or exchange of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non- U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

     Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds from a disposition of, the Notes may be subject to information reporting and United States Federal backup withholding tax at the applicable statutory rate if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. Holder may be subject to United States backup withholding tax on payments on the Notes and the proceeds from a sale or other disposition of the Notes unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against such holder's United States Federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.